EXHIBIT 4

Execution Version
STANDSTILL AND EXCLUSIVITY AGREEMENT

This STANDSTILL AND EXCLUSIVITY AGREEMENT (this “Agreement”) is dated as of May 13, 2013 and is by and between Centerline Holding Company (collectively with its Subsidiaries, the “Company”) and Hunt Capital Partners, LLC (“Acquirer”).  The Company and Acquirer are sometimes collectively referred to herein as the “Parties” and individually as a “Party.”  Certain capitalized terms used herein have the meanings set forth in Section 6.

W I T N E S S E T H:

WHEREAS, the Company has determined to negotiate in good faith with Acquirer to enter into a definitive agreement with respect to a transaction with the Company (the “Transaction”) by the end of the Standstill Period.

WHEREAS, the Company and Acquirer have each agreed to refrain from taking certain actions, subject to the terms and conditions herein.

NOW, THEREFORE, in consideration of the foregoing, and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Parties hereto expressly agree as follows:

1.
Standstill.  Acquirer hereby agrees that during the Standstill Period (as defined below), Acquirer will not, directly or indirectly, acting alone or in concert with others, unless specifically invited on an unsolicited basis in writing in advance by the board of trustees of the Company, (i) commence, or announce its intention to commence, a tender or exchange offer pursuant to Regulation 14D under the Exchange Act, as applicable, for any and all shares of the Company’s capital stock, (ii) commence a proxy solicitation with respect to a meeting of the Company’s shareholders, (iii) nominate trustees to the board of the Company and (iv) submit any proposal to the shareholders of the Company (each of (i) through (iv), a “Specified Action”).  For the avoidance of doubt and notwithstanding anything to the contrary herein, it is understood and agreed that, in connection with any Specified Action or for any purpose whatsoever, in Acquirer’s sole discretion, Acquirer may publicly disclose and/or utilize any information that is furnished to or on behalf of Acquirer by or on behalf of the Company (whether prepared by the Company, its Representatives or otherwise, and irrespective of the form or means of communication and whether it is labeled or otherwise identified as confidential). Notwithstanding the foregoing, in the event the Company, in Acquirer’s reasonable determination, materially breaches its obligations under Section 3(a) below, this Section 1 shall no longer apply.

2.
Exclusivity.  The Company hereby agrees that during the Standstill Period, neither the Company nor anyone acting on their behalf shall: (a) engage in negotiations with or provide any information to any person, other than Acquirer or its designee, concerning any Acquisition Proposal (as defined below), or (b) solicit, initiate or encourage the submission (or attempt to submit) of any inquiry or proposal contemplating any Acquisition Proposal.  In addition to the foregoing, during the Standstill Period, in the event that any officer or trustee of the Company receives or learns of any Acquisition

Proposal, the Company shall immediately notify Acquirer in writing of all of the material terms of such Acquisition Proposal or other offer.  During the Standstill Period, the Company shall negotiate in good faith with Acquirer in order to attempt to reach mutual agreement on a Transaction with the Company.

3.	Conduct of the Business of the Company; Duty to Disclose.

(a)
Except for the entering into and as contemplated by this Agreement, or with the prior written consent of Acquirer, during the period from the date of this Agreement to the termination of this Agreement in accordance with its terms, the Company shall conduct its operations only in the ordinary course of business consistent with past practice and shall preserve intact the business organization of the Company to preserve the goodwill of customers, suppliers and all other persons having business relationships with the Company.  Without limiting the generality of the foregoing, prior to the termination of this Agreement in accordance with its terms, the Company shall not do anything set forth on Schedule A hereto except to the extent described on Schedule B hereto and except to the extent actions are required under agreements that are in legal force and effect on the date hereof without the prior written consent of Acquirer.

(b)
Except as set forth on Schedule B hereto, from and following March 15, 2013, the Company has not taken or permitted to be taken any action set forth on Schedule A hereto.  The Company shall immediately notify Acquirer in writing of any action set forth on Schedule A hereto that shall take place on or following the date hereof.

(c)
Subject to the penultimate sentence of Section 1 hereto, Acquirer acknowledges that the information set forth in paragraphs (1), (2), (3), (5) and (6) on Schedule B hereto has not been publicly disclosed and is provided to in confidence.  Acquirer confirms that it is aware and that its Representatives have been or will be advised that federal securities laws may prohibit any person who possesses material, non-public information about a company from purchasing or selling securities of such company, and from communicating such material, non-public information to any other person under circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell such securities, so long as such information remains material and non-public.

4.
No Liability, Reliance or Obligation.  Except as set forth in Section 2 above, neither Party shall have any obligation to commence or continue discussions or negotiations, to reach or execute any agreement or to refrain from entering into or continuing any discussions, negotiations and/or agreements at any time with any third party, unless and until a formal written agreement is executed by the Company and Acquirer, and only to the extent provided therein.

5.
Remedies.  It is understood and agreed that money damages may not be a sufficient remedy for any breach of this Agreement by any Party or any of its Representatives and that the non-breaching Party may be entitled to seek equitable relief, including injunction and specific performance, as a remedy of such breach.  Such remedies shall not be deemed to be the exclusive remedies for a breach of this Agreement, but shall be in addition to all other remedies available at law or equity to the non-breaching Party.  In the event of litigation relating to this Agreement, if a court of competent jurisdiction determines that a Party or any of its Representatives has breached this Agreement, or if a Party does not prevail in any such action, such breaching or non-prevailing Party shall be liable for and pay to the other Party on demand the reasonable legal fees and expenses incurred by the non-breaching or prevailing Party in connection with such litigation, including any appeal therefrom.

6.	Certain Definitions.

“Acquisition Proposal” means any offer, proposal or inquiry relating to, or any person’s (other than Acquirer’s) indication of interest in, (i) any acquisition or purchase, direct or indirect, of any assets of the Company or any class of equity or voting securities of the Company, (ii) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in such person owning any class of equity or voting securities of the Company or (iii) a merger, consolidation, share exchange, business combination, sale of substantially all the assets, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving the Company.

“Affiliate” means, as applied to any specified person, any other person controlling, controlled by or under common control with such specified person; provided, that the Acquirer shall not be deemed to be an Affiliate of the Company for purposes of this Agreement.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Representatives” means a Party’s Affiliates and its and their respective directors, officers, partners, managers, members, employees, advisors, agents and other representatives, including without limitation attorneys, accountants, consultants, financing sources that are commercial or investment banks and financial advisors.

“Standstill Period” means the period commencing on the date hereof and ending on the earliest of (i) 11:59 p.m. EDT on May 16, 2013 and (ii) the time that Acquirer determines, in its reasonable judgment, that the Company is no longer negotiating in good faith to effect a Transaction with Acquirer.

“Subsidiary” means, as applied to any specified person, any other person of which such specified person shall at the time own, directly or indirectly, through a Subsidiary or otherwise, at least a majority of the outstanding capital stock (or other beneficial interests) entitled to vote generally.

7.
Waivers and Amendments.  No failure or delay by either Party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other exercise thereof or the exercise of any other right, power or privilege hereunder.  No alteration, amendment, change or supplement hereto shall be binding or effective unless the same is set forth in writing signed by a duly authorized representative of each Party.  No provision hereof or right hereunder may be waived except by a separate written letter executed by an authorized officer of the waiving Party, which writing expressly waives an identified portion of this Agreement.

8.
Notices. All notices, demands or other communications to be given or delivered under or by reason of the provisions of this Agreement shall be in writing and shall be deemed to have been given when delivered personally to the recipient, one business day after being sent to the recipient by reputable overnight courier service (charges prepaid) or five business days after being mailed to the recipient by certified or registered mail, return receipt requested and postage prepaid.  Such notices, demands and other communications shall be sent to each Party at the address indicated on the signature page to this Agreement or to such other address or to the attention of such other person as the recipient Party has specified by prior written notice to the sending Party.

9.
Choice of Law/Consent to Jurisdiction.  The validity, interpretation, performance and enforcement of this Agreement shall be governed by the laws of the State of Delaware without regard to the conflicts of laws principles thereof.  Each Party hereby irrevocably and unconditionally consents to the exclusive jurisdiction of the federal and state courts in the State of Delaware for any action, suit or proceeding arising out of or related hereto.  Each Party hereto further hereby irrevocably and unconditionally waives any objection to the laying of venue of any action, suit or proceeding arising out of or relating to this Agreement in the federal and state courts of the State of Delaware, and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in any inconvenient forum.

10.
Severability.  If any provision or portion of this Agreement should be determined by any court or agency of competent jurisdiction to be invalid, illegal or unenforceable, in whole or in part in any jurisdiction, and such determination should become final, such provision or portion shall be deemed to be severed in such jurisdiction, but only to the extent required to render the remaining provisions and portions of this Agreement enforceable, and this Agreement as thus amended shall be enforced in such jurisdiction to give effect to the intention of the Parties insofar as that is possible, and further, the Agreement shall continue without amendment in full force and effect in all other jurisdictions.  In the event of any such determination, the Parties shall negotiate in good faith to modify this Agreement to fulfill as closely as possible the original intents and purposes hereof.

11.
Construction.  For purposes of this Agreement, reference to Acquirer and the Company, as applicable, shall also include their respective Subsidiaries and Affiliates.  The term “person” as used in this Agreement shall be interpreted broadly to include the media and any corporation, group, individual or other entity.  The word “including” (and all variations) shall mean including without limitation.  The Parties have participated jointly in the negotiation and drafting of this Agreement.  In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement.  Any reference to any federal, state, local or foreign statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise.

12.
Counterparts.  For the convenience of the Parties, any number of counterparts of this Agreement may be executed by the Parties hereto.  Each such counterpart shall be, and shall be deemed to be, an original instrument, but all such counterparts taken together shall constitute one and the same Agreement.  A facsimile copy of this Agreement or any signatures hereon shall be considered as originals for all purposes.

13.
Successors and Assigns.  The benefits of this Agreement shall inure to the respective successors and assigns of the Parties hereto, and the obligations and liabilities assumed in this Agreement by the Parties hereto shall be binding upon their respective successors and assigns.

14.	Termination. Except as otherwise provided herein, the provisions of this Agreement shall continue in full force and effect at all times until expiration of the Standstill Period.

15.	Headings. The headings to the Sections and subsections contained herein are for identification purposes only and are not to be construed as part of this Agreement.

16.
Entire Agreement.  This Agreement embodies the entire agreement and understanding of the Parties hereto and supersedes any and all prior agreements, arrangements and understandings, written or oral, relating to the matters provided for herein.

*  *  *  *  *

IN WITNESS WHEREOF, the Parties hereto have executed or caused this Agreement to be executed by their duly authorized officers as of the day and year first written above.

HUNT CAPITAL PARTNERS, LLC

By:	/s/ Alan T. Fair
Name: Alan T. Fair
Title: President

Address: 1225 17th Street, Suite 1400 Denver, CO 80202

Attention: Mr. Alan T. Fair, President
Facsimile:

CENTERLINE HOLDING COMPANY

By:	/s/ Robert L. Levy
Name: Robert L. Levy
Title: Chief Executive Officer

Address: 100 Church Street, 15th Floor New York, NY 10007

Attention: Robert L. Levy
Facsimile: 212-593-5769

Schedule A

SPECIFIED ACTIONS

With respect to the Company:

(i)             adopt or propose any change to its Trust Agreement, bylaws or organizational documents;

(ii)           engage in any material transaction (including, capital expenditures) that would require expenditures by Acquirer following a Transaction;

(iii)          issue, reissue, sell, grant, pledge or otherwise encumber, or authorize the issuance, reissuance, sale, grant, pledge or other encumbrance of shares of the Company’s capital stock, or securities convertible into capital stock of any class of the Company, or any rights, warrants or options to acquire any convertible securities or capital stock of the Company;

(iv)           (i) grant any current or former director, trustee, manager, officer, employee or independent contractor any increase in compensation, bonus or other benefits, or any such grant of any type of compensation or benefits to any current or former director, trustee, manager, officer, employee or independent contractor not previously receiving or entitled to receive such type of compensation or benefit, or pay any bonus of any kind or amount to any current or former director, trustee, manager, officer, employee or independent contractor, (ii) grant or pay to any current or former director, trustee, manager, officer, employee or independent contractor any severance, change in control or termination pay, or modifications thereto or increases therein, (iii) pay any benefit or grant or amend any award (including in respect of stock options, stock appreciation rights, performance units, restricted stock or other stock-based or stock-related awards or the removal or modification of any restrictions in any Company employee benefit plan, arrangement, policy, program, agreement or commitment (whether or not an employee plan within the meaning of Section 3(3) of ERISA), including, any employment, severance, retention, change-in-control, fringe benefit, bonus or deferred compensation agreement, executive compensation, bonus, incentive, pension, profit-sharing, savings, retirement, stock option, stock purchase or severance pay plan, any life, health, disability or accident insurance plan, whether oral or written, whether or not subject to ERISA (including any funding mechanism therefor now in effect or required in the future as a result of the transactions contemplated by this Agreement or otherwise) (collectively, a “Company Plan”) or awards made thereunder), (iv) adopt, enter into, amend, modify or terminate any collective bargaining agreement or other labor union contract, (v) take any action to accelerate the vesting or payment of any compensation or benefit under any Company Plan or other Contract, or (vi) adopt any new employee benefit plan or arrangement or amend, modify or terminate any existing Company Plan, in each case for the benefit of any current or former director, trustee, manager, officer, employee or independent contractor;

(v)           sell, lease, encumber or otherwise surrender, relinquish, dispose of, transfer, exclusively license, mortgage, pledge or grant any lien on any assets, properties or rights (including the capital stock of the Company’s Subsidiaries) except in connection with the origination and/or sale of loans in the ordinary course of business;

(vi)          declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property) in respect of, any of its capital stock, (y) adjust, split, combine or reclassify any of its capital stock or issue or propose or authorize the issuance of any other securities (including options, warrants, or any similar security exercisable for or convertible into, such other security) in respect of, in lieu of or in substitution for shares of its capital stock or (z) purchase, redeem or otherwise acquire any shares of its capital stock or the capital stock of any of its Subsidiaries or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities, except for purchases, redemptions or other acquisitions of capital stock or other securities pursuant to an existing restricted stock purchase agreement with current or former employees and except in the case of payments of ordinary dividends under the Equity Issuer Trust in the ordinary course of business;

(vii)         make, change or revoke any tax election, file any amended tax return, settle or compromise any claim, action, proceeding or assessment for taxes, change any method of tax accounting, enter into any closing agreement with respect to taxes or make or surrender any claim for a refund of taxes;

(viii)        take any action or omit to take any action or enter into any transaction which has, or would reasonably be expected to have, the effect of delaying or otherwise impeding the consummation of a Transaction;

(ix)          (a) enter into, modify, amend or terminate any material contract, agreement, obligation, promise or undertaking (each, a “Contract”), whether written or oral, (b) enter into any successor agreement to an expiring material Contract that changes the terms of the expiring material Contract or (c) enter into, modify, amend or terminate any new agreement that would have been considered a material Contract if it were entered into at or prior to the date hereof;

(x)           incur any Indebtedness except in connection with the origination and/or sale of loans in the ordinary course of business (“Indebtedness” means, as to any person, (a) all obligations of such person for borrowed money (including, reimbursement and all other obligations with respect to surety bonds, letters of credit and bankers’ acceptances, whether or not matured),  (b) all obligations of such person to pay the deferred purchase price of property or services, except trade accounts payable, accrued commercial or trade liabilities arising in the ordinary course of business (including repurchase agreements, fails to receive and pending trades, open derivative contracts and other payables to clearing organizations, brokers, dealers and customers), accrued compensation and other accrued liabilities (including taxes, legal reserves, asset retirement obligations and property provisions), (c) all capitalized lease obligations of such person, (d) all guarantees and arrangements having the economic effect of a guarantee of such person of any Indebtedness of any other person, (e) all obligations of such person pursuant to securitization or factoring programs or arrangements, (f) all obligations or undertakings of such person to maintain or cause to be maintained the financial position or covenants of others or to purchase the obligations or property of others, (g) net cash payment obligations of such person under swaps, options, derivatives and other hedging agreements or arrangements that will be payable upon termination thereof (assuming they were terminated on the date of determination) or (h) all outstanding reimbursement obligations of such person or any Subsidiary thereof in respect of any amounts actually drawn under any letter of credit and bankers’ acceptance or similar credit transaction);

(xi)          issue any debt securities or assume, guarantee or endorse, or otherwise as an accommodation become responsible for or cancel, the Indebtedness of any person or make or authorize any material loan to any person except in connection with the origination and/or sale of loans in the ordinary course of business;

(xii)         merge or consolidate with any other person or acquire an amount of assets or equity of another person;

(xiii)        change any method of accounting or accounting principles or practices by the Company;

(xiv)         terminate, cancel, amend or modify any insurance policies maintained by it covering the Company their properties which is not replaced by a comparable amount of insurance coverage;

(xv)          adopt a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of the Company;

(xvi)         abandon, encumber, convey title (in whole or in part), exclusively license or grant any right or other licenses to intellectual property owned or exclusively licensed to the Company, or enter into licenses or agreements that impose restrictions upon the Company with respect to intellectual property owned by any third party;

(xvii)       fail to pay any maintenance and similar fees or fail to take any other appropriate actions as necessary to prevent the abandonment, loss or impairment of any owned intellectual property;

(xviii)      institute, compromise, settle or agree to settle any action, claim, audit, suit, litigation, dispute, complaint, proceeding (including arbitral or other administrative) or investigation;

(xix)        authorize or enter into any agreement or otherwise make any commitment to do any of the foregoing; or

(xx)          take or commence any action or event that, had such action or event taken place prior to the filing of the Company’s Form 15 on March 15, 2013, would have given rise to a Form 8-K reporting obligation pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934, as amended.

Schedule B
[Redacted]